UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.02 per share
 (Title of Class of Securities)

699172102
(CUSIP Number)

Elwood G. Norris
16101 Blue Crystal Trail
Poway, California 92064
858-735-9407
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2010 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172102	Page 2 of 7
1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	128,598 shares (see Item 5)
	8. SHARED VOTING POWER	2,394,715 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	128,598 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	2,394,715 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,523,313 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	15.9%
14.	IN

CUSIP No. 699172102		Page 3 of 7
1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	-0- shares (see Item 5)
	8. SHARED VOTING POWER	2,394,715 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	-0- shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	2,394,715 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,715 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	15.1%
14.	IN

CUSIP No. 699172102		Page 4 of 7
1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	2,056,715 shares (see Item 5)
	8. SHARED VOTING POWER	338,000 shares (see Item 5)
	9. SOLE DISPOSITIVE POWER	2,056,715 shares (see Item 5)
	10. SHARED DISPOSITIVE POWER	338,000 shares (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,715 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	15.1%
14.	OO

CUSIP No. 699172102	Page 5 of 7

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share

Issuer:	Parametric Sound Corporation 1941 Ramrod Avenue, Suite 100 Henderson, Nevada 89014

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly on behalf of the following persons and entities (collectively, the “Reporting Persons”): (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, and (iii) the Norris Family 1997 Trust.

(b)	The address for each Reporting Person is: 16101 Blue Crystal Trail, Poway, CA 92064
(c)	Elwood G. Norris is Director, President and CEO of Parametric Sound Corporation (address above), Stephanie A. Norris is the spouse of Mr. Norris and is self-employed at the address specified in (b).
(d)	None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Elwood G. Norris and Stephanie A. Norris are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons obtained the shares of the Common Stock on September 27, 2010, as a result of the spin-off by LRAD Corporation of the Issuer to the stockholders of LRAD Corporation (the “Spin-off”). In the Spin-off, stockholders of LRAD Corporation received as a dividend from LRAD Corporation one share of Common Stock for every two shares of LRAD Corporation common stock owned by them.

The Norris Family 1997 Trust owns 65% of Syzygy Licensing LLC (“Syzygy”) which has a business address of 8617 Canyon View Drive, Las Vegas, Nevada 89117 and whose manager is James A. Barnes of the same address and who is also an executive officer of the Issuer and owns the remaining 35% of Syzygy. The Norris Family Trust acquired its pecuniary interest in the warrants owned by Syzygy as a result of its proportionate 65% ownership in an aggregate of $260,000 of 8% subordinated notes with 520,000 warrants purchased from the Issuer on September 28, 2010 for cash and previous cash advances. The funds used by Syzygy were obtained from investments and loans to Syzygy made by the respective members in proportion to their interests. The Norris Family Trust disclaims beneficial ownership to any warrants beyond its 65% pecuniary interest or 338,000 warrants.

Another investment company (Mt. Savage Productions LLC with a business address the same as Item 2b above) wholly owned by the Norris Family 1997 Trust also purchased an aggregate of $100,000 of 8% subordinated notes with 200,000 warrants from the Issuer for cash on September 28, 2010. The funds used were investment funds of the investment company.

The notes and warrants purchased from the Issuer by the reporting persons were on the same terms as other investors as further disclosed on Form 8-K filed by the Issuer on October 1, 2010.

CUSIP No. 699172102	Page 6 of 7

Item 4.	Purpose of Transaction

The shares of beneficial interest owned by the Reporting Persons were (a) acquired upon the spin-off of the Company from prior ownership in LRAD Corporation and (b) acquired or granted from the Issuer as described in Item 3 and are held for investment purposes. The combination of Mr. Norris percentage of beneficial ownership in the Company, coupled with his role as President and CEO and service as a director, may be deemed to have the effect of influencing control of the Issuer.  The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Company’s capital stock as they deem appropriate, including, without limitation, receiving stock options; purchasing shares of Common Stock; selling shares of Common Stock; converting or exercising warrants or options into Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Pursuant to the Issuer’s Form 8-K dated October 1, 2010 there were 15,306,064 common shares issued and outstanding.

	Elwood G. Norris	Stephanie A. Norris	Norris Family 1997 Trust
(a) Beneficial ownership
Common Shares	1,985,313	1,856,715	1,856,715
Warrants Exercisable within 60 days	538,000	538,000	538,000
Stock Options Exercisable within 60 days	-	-	-
Total Beneficial Ownership	2,523,313	2,394,715	2,394,715
Percentage	15.9%	15.1%	15.1%
(b) Voting and dispositive power
Sole Voting Power	128,598	-	2,056,715
Shared Voting Power	2,394,715	2,394,715	338,000
Sole Dispositive Power	128,598	-	2,056,715
Shared Dispositive Power	2,394,715	2,394,715	338,000

CUSIP No. 699172102	Page 7 of 7

(c)	Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 is of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1                 Joint Filing Agreement among the Reporting Persons, dated October 4, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2010	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust

By /s/ Elwood G. Norris
Trustee

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Parametric Sound Corporation and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 4th day of October, 2010.

/s/  Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust
By /s/ Elwood G. Norris
Trustee